FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of  February 05, 2008

SIGNET GROUP plc
(Translation of registrant's name into English)

15 Golden Square
London W1F 9JG
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TR-1: notification of major interests in shares
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Signet Group plc
2. Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation:	Artisan Partners Limited Partnership, Artisan Investment Corporation, ZFIC, Inc., Andrew A. Ziegler, Carlene M. Ziegler
4. Full name of shareholder(s) (if different from 3.)	State Street Bank, Bank of New York, Brown Brothers Harriman
5. Date of the transaction and date on which the threshold is crossed or reached:	01/02/2008
6. Date on which issuer notified:	04/02/2008
7. Threshold(s) that is/are crossed or reached:	Below 5%

8. Notified details:

A: Voting rights attached to shares
Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights viii	Number of shares	Number of voting rights ix		% of voting rights
				Direct [x]	Indirect xi	Direct	Indirect
GB00B1HTFP68	85,689,438	5.024%			84,047,858	4.93%

B: Financial Instruments
Resulting situation after the triggering transaction xii
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)
Number of voting rights	% of voting rights
84,047,858	4.93%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:

Artisan Partners Limited Partnership ("APLP"), a U.S. registered investment adviser, is a limited partnership organized under the laws of the State of Delaware on December 8, 1994. Control of APLP is vested in its general partner, Artisan Investment Corporation, a corporation organized under the laws of the State of Wisconsin on December 7, 1994. All of the outstanding stock of Artisan Investment Corporation is owned by ZFIC, Inc., a corporation organized under the laws of the State of Wisconsin. Andrew A. Ziegler and Carlene M. Ziegler each own 50% of the voting stock of ZFIC, Inc. APLP, pursuant to advisory contracts, has the power to purchase and sell securities on behalf of its clients and the power to vote for most clients. Persons other APLP are entitled to receive all dividends from, and proceeds from the sale of, all of the securities reported hereunder.

Proxy Voting:
10. Name of the proxy holder:	Artisan Partners Limited Partnership
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:
14. Contact name:
15. Contact telephone number:

Identity of the notifier

Full name: Mark Andrew Jenkins - Group Company Secretary

Contact address: Signet Group plc, 15 Golden Square, London, W1F 9JG

Phone number: 0870 90 90 301

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                             By: /s/ Walker Boyd

                                                              Name: Walker Boyd
                                                                          Title: Group Finance Director

Date:  February 05, 2008